Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements No. 333-138426 and No. 333-139706 on Form S-3 of our report dated March 14, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in its method of accounting for consolidating joint ventures to conform to EITF No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”), relating to the financial statements and financial statement schedule of Cogdell Spencer Inc. and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Cogdell Spencer Inc. for the year ended December 31, 2006.
/s/ Deloitte & Touche LLP
Charlotte, North Carolina
March 14, 2007